UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2010

Commission File Number: 001-34541

CHINA CORD BLOOD CORPORATION
(Translation of registrant’s name into English)

48th Floor, Bank of China Tower
1 Garden Road
Central
                    Hong Kong S.A.R.
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Other Events

On September 13, 2010, China Cord Blood Corporation (the “Company”) issued a press release announcing that it intends to conduct a share exchange with all existing warrant holders, in which the Company will offer to exchange one ordinary share for every eight warrants. A copy of the press release is attached as Exhibit 99.1.

Important Information

This report and the description contained herein are for informational purposes only and are not an offer to purchase or a solicitation of an offer to sell securities of the Company. The exchange offer described herein has not yet been commenced. At the time the exchange offer is commenced, the Company intends to file a tender offer statement on a Schedule TO containing an offer to exchange, a letter of transmittal and other related documents with the Securities and Exchange Commission (the “SEC”). Such documents will be mailed to warrant holders of record and will also be made available for distribution to beneficial owners of warrants of the Company. The solicitation of offers to exchange warrants for ordinary shares of the Company will only be made pursuant to the offer to exchange, the letter of transmittal and related documents. Warrant holders are advised to read the offer to exchange, the letter of transmittal and all related documents, if and when such documents are filed and become available, as they will contain important information about the exchange offer and proposed warrant exchange. Security holders can obtain these documents when they are filed and become available free of charge from the SEC’s website at www.sec.gov. In addition, copies of these documents and other filings containing information about the Company may be obtained, if and when available, without charge, by directing a request to China Cord Blood Corporation, Attention: Albert Chen, Chief Financial Officer, at +852 3605 8180, or on the Company’s corporate website at http://www.chinacordbloodcorp.com.

Exhibits

Exhibit No.	Description

99.1	Press Release, dated September 13, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHINA CORD BLOOD CORPORATION

By:	/s/ Albert Chen
Name:	Albert Chen
Title:	Chief Financial Officer

Dated: September 13, 2010